**Term sheet**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 206-A-I dated March 4, 2011*

**Term Sheet to**
**Product Supplement No. 206-A-I**
**Registration Statement No. 333-155535**
**Dated July 11, 2011; Rule 433**

JPMORGAN CHASE & CO.

**Structured Investments**

## $
## Quarterly Review Notes Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return due July 26, 2012

### General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P GSCI™ Brent Crude Oil Index Excess Return is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors will lose at least 10% of their principal if the Ending Index Level is less than the Strike Value by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes are linked to the S&P GSCI™ Brent Crude Oil Index Excess Return, a sub-index of the S&P GSCI™ that references the front-month Brent crude oil futures contract traded on ICE Futures Europe and does not reference the spot price of Brent crude oil. See "Selected Purchase Considerations — Return Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return" and "Selected Risk Considerations — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices" in this term sheet for more information.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is October 17, 2011.
- **The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act").** The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, which is set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 26, 2012†
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about July 15, 2011 and are expected to settle on or about July 20, 2011.

### Key Terms

| | |
|---|---|
| Index: | The S&P GSCI™ Brent Crude Oil Index Excess Return (the "Index"). The value of the S&P GSCI™ Brent Crude Oil Index Excess Return is published each trading day under the Bloomberg ticker symbol "SPGCBRP." For more information on the Index, please see "Selected Purchase Considerations — Return Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return" in this term sheet. |
| Automatic Call: | If the Index Closing Level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium. |
| Call Level: | 95% of the Strike Value, for each Review Date. |
| Payment if Called: | For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* the call premium amount calculated as follows:<br>• at least 3.50%* × $1,000 if called on the first Review Date<br>• at least 7.00%* × $1,000 if called on the second Review Date<br>• at least 10.50%* × $1,000 if called on the third Review Date<br>• at least 14.00%* × $1,000 if called on the final Review Date<br>* The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 3.50%, 7.00%, 10.50% and 14.00%, respectively. |
| Payment at Maturity: | If the notes are not automatically called and the Ending Index Level is less than the Strike Value by up to 10%, you will receive the principal amount of your notes at maturity.<br>If the notes are not automatically called and the Ending Index Level is less than the Strike Value by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Strike Value, and your payment at maturity per $1,000 principal amount note will be calculated as follows:<br>$1,000 + ($1,000 × Index Return)<br>*If the notes are not automatically called, you will lose at least 10% of your investment at maturity if the Ending Index Level is less than the Strike Level by more than 10%.* |
| Contingent Buffer Amount: | 10% |
| Index Return: | $\frac{\text{Ending Index Level} - \text{Strike Value}}{\text{Strike Value}}$ |
| Strike Value: | An Index level to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Value may or may not be the regular official weekday closing level of the Index on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes. |
| Ending Index Level: | The Index Closing Level on the final Review Date |
| Review Dates†: | October 17, 2011 (first Review Date), January 17, 2012 (second Review Date), April 17, 2012 (third Review Date) and July 23, 2012 (final Review Date) |
| Call Settlement Date: | The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the maturity date |
| Maturity Date†: | July 26, 2012 |
| CUSIP: | 48125XWQ5 |

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index" in the accompanying product supplement no. 206-A-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 206-A-I and in "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" in this term sheet.

**Investing in the Quarterly Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 206-A-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2) Please see "Supplemental Plan of Distribution" on the last page of this term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

J.P.Morgan

July 11, 2011

## Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 206-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the Review Dates are subject to postponement as described under "Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index" in the accompanying product supplement no. 206-A-I; and

(2) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes."

**Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity**

The following table illustrates the hypothetical simple total return (*i.e.,* not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index Closing Level as shown under the column "Index Closing Level Appreciation/Depreciation at Review Date." The following table assumes a hypothetical Strike Value of 800 and a hypothetical Call Level of 760 (equal to 95% of the hypothetical Strike Value) and reflects the Contingent Buffer Amount of 10%. The table assumes that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 3.50%, 7.00%, 10.50% and 14.00%, respectively, regardless of the appreciation of the Index Closing Level, which may be significant; the actual call premiums will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

| Index Closing Level at Review Date | Index Closing Level Appreciation / Depreciation at Review Date | Total Return at First Call Settlement | Total Return at Second Call Settlement | Total Return at Third Call Settlement | Total Return at Maturity |
|---|---|---|---|---|---|
| 1440.00 | 80.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 1360.00 | 70.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 1280.00 | 60.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 1200.00 | 50.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 1120.00 | 40.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 1040.00 | 30.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 960.00 | 20.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 880.00 | 10.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 800.00 | 0.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 780.00 | -2.50% | 3.50% | 7.00% | 10.50% | 14.00% |
| 760.00 | -5.00% | 3.50% | 7.00% | 10.50% | 14.00% |
| 740.00 | -7.50% | N/A | N/A | N/A | 0.00% |
| 720.00 | -10.00% | N/A | N/A | N/A | 0.00% |
| 719.92 | -10.01% | N/A | N/A | N/A | -10.01% |
| 680.00 | -15.00% | N/A | N/A | N/A | -15.00% |
| 640.00 | -20.00% | N/A | N/A | N/A | -20.00% |
| 600.00 | -25.00% | N/A | N/A | N/A | -25.00% |
| 560.00 | -30.00% | N/A | N/A | N/A | -30.00% |
| 480.00 | -40.00% | N/A | N/A | N/A | -40.00% |
| 400.00 | -50.00% | N/A | N/A | N/A | -50.00% |
| 320.00 | -60.00% | N/A | N/A | N/A | -60.00% |
| 240.00 | -70.00% | N/A | N/A | N/A | -70.00% |
| 160.00 | -80.00% | N/A | N/A | N/A | -80.00% |
| 80.00 | -90.00% | N/A | N/A | N/A | -90.00% |
| 0.00 | -100.00% | N/A | N/A | N/A | -100.00% |

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The Index Closing Level increases from the Strike Value of 800 to an Index Closing Level of 880 on the first Review Date.** Because the Index Closing Level on the first Review Date of 880 is greater than or equal to the corresponding Call Level of 760, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,035 per $1,000 principal amount note.

**Example 2: The Index Closing Level decreases from the Strike Value of 800 to an Index Closing Level of 760 on the first Review Date.** Because the Index Closing Level on the first Review Date of 760 is equal to the corresponding Call Level, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,035 per $1,000 principal amount note.

**Example 3: The Index Closing Level decreases from the Strike Value of 800 to an Index Closing Level of 720 on the first Review Date, 640 on the second Review Date and 560 on the third Review Date and increases from the Strike Value of 800 to an Index Closing Level of 880 on the final Review Date.** Although the Index Closing Level on each of the first three Review Dates (720, 640 and 560) is less than the corresponding Call Level of 760, because the Index Closing Level on the final Review Date (880) is greater than the corresponding Call Level of 760, the notes are automatically called, and the investor receives a single payment at maturity of $1,140 per $1,000 principal amount note.

**Example 4: The Index Closing Level decreases from the Strike Value of 800 to an Index Closing Level of 720 on the first Review Date, 640 on the second Review Date and 560 on the third Review Date and 720 on the final Review Date.** Because (a) the Index Closing Level on each of the Review Dates (720, 640, 560 and 720) is less than the corresponding Call Level of 760, and (b) the Ending Index Level of 720 is not less than the Strike Value by more than 10%, the notes are not automatically called, and the investor receives a single payment at maturity equal to the principal amount of $1,000 per $1,000 principal amount note.

**Example 5: The Index Closing Level decreases from the Strike Value of 800 to an Index Closing Level of 720 on the first Review Date, 680 on the second Review Date, 640 on the third Review Date and 600 on the final Review Date.** Because (a) the Index Closing Level on each of the Review Dates (720, 680, 640 and 600) is less than the corresponding Call Level of 760, and (b) the Ending Index Level of 600 is less than the Strike Value by more than 10%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -25\%) = \$750$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

## Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — If the Index Closing Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 3.50%* × $1,000 if called on the first Review Date; (ii) at least 7.00%* × $1,000 if called on the second Review Date; (iii) at least 10.50%* × $1,000 if called on the third Review Date; or (iv) at least 14.00%* × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

   * The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 3.50%, 7.00%, 10.50% and 14.00%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over one year, the notes will be called before maturity if the Index Closing Level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this term sheet.

- **CONTINGENT PROTECTION AGAINST LOSS** — If the notes are not automatically called and the Ending Index level is less than the Initial Index Level by no more than 10%, you will be entitled to receive the full principal amount of your notes at maturity.  If the notes are not automatically called and the Ending Index Level is less than the Strike Value by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Strike Value.  Under these circumstances, you will lose at least 10% of your investment at maturity and may lose up to your entire investment at maturity.

- **POTENTIAL FOR EARLY EXIT AND CAPPED POSITIVE RETURN, EVEN IF THE INDEX CLOSING LEVEL ON A REVIEW DATE IS LESS THAN THE STRIKE VALUE BY UP 5%** — The Call Level for each of the Review Dates is set at 95% of the Strike Value.  Accordingly, your notes will be automatically called and you will receive the applicable call premium amount, even if the Index closing level on a Review Date is less than the Strike Value Level by up to 5%.

- **RETURN LINKED TO THE S&P GSCI™ BRENT CRUDE OIL INDEX EXCESS RETURN** — The return on the notes is linked solely to the S&P GSCI™ Brent Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor's, a division of the McGraw-Hill Companies.  The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (*i.e.*, physical commodities) in the world economy.  The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities.  The S&P GSCI™ Brent Crude Oil Index Excess Return references the front-month Brent crude oil futures contract (*i.e.*, the Brent crude futures contract generally closest to expiration) traded on ICE Futures Europe.  The S&P GSCI™ Brent Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the Brent crude oil commodity markets. The S&P GSCI™ Brent Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.  See "The S&P GSCI Indices" in the accompanying product supplement no. 206-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 206-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes, as described in the section entitled "Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions" in the accompanying product supplement.  Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.   Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Index.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** —If the notes are not automatically called and the Ending Index Level is less than the Strike Value by more than 10%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Index Level is less than the Strike Value.  Under these circumstances, you will lose at least 10% of your investment at maturity and may lose up to your entire investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.  **Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.**

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant.  Because the Index Closing Level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be as short as three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity or upon an automatic call described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the notes to maturity.

- **THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL REVIEW DATE**— If the notes have not been automatically called previously and the Index Closing Level on the Final Review Date (*i.e.*, the Ending Index Level) is less than the Strike Value by more than the 10% Contingent Buffer Amount, the benefit provided by the 10% Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index.

- **PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts included in the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodities underlying the commodity futures contracts included in the Index.  See "There Are Risks Associated With an Investment Linked to Crude Oil" below.  The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds.  These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.  As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities.  Many commodities are also highly cyclical.  The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent.  If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.  Please see "General Terms of Notes

— Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 206-A-I for more information.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain agricultural commodities, energy commodities and metals. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED INDIRECTLY TO CRUDE OIL** — Global prices of energy commodities, including crude oil, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

- **FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS** — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Brent crude oil futures contracts included in the Index will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Brent crude oil futures contracts included in the Index and, therefore, the Index and the notes.

- **A DECISION BY AN EXCHANGE ON WHICH THE FUTURES CONTRACTS UNDERLYING THE INDEX ARE TRADED TO INCREASE MARGIN REQUIREMENTS MAY AFFECT THE LEVEL OF THE INDEX** — If an exchange on which the futures contract underlying the Index are traded increases the amount of collateral required to be posted to hold positions in such futures contracts (*i.e.*, the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October is replaced with a contract for delivery in November.  This process is referred to as "rolling."  If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield."  Contango could adversely affect the value of the Index and thus the value of notes linked to the Index.  The futures contracts underlying the Index have historically been in contango.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day.  These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price."  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX** — The notes are linked to an excess return index and not a total return index.  An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index.  By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index and the underlying futures contracts;
    - the time to maturity of the notes;
    - the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    - interest and yield rates in the market generally;
    - economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the Index or markets generally and that may affect the value of the commodity futures contracts, and thus the closing levels of the Index; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index Closing Levels from January 6, 2006 through July 8, 2011. The Index Closing Level on July 8, 2011 was 829.8974. We obtained the Index Closing Levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



## Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.